UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-25049
CUSIP NUMBER
33610T-10-9

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Place Financial Corp.

Full Name of Registrant

n/a

Former Name if Applicable

185 East Market Street

Address of Principal Executive Office (Street and Number)

Warren, Ohio 44481

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First Place Financial Corp. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2012 (the “December 2012 Form 10-Q”) by the February 14, 2013 due date or within the fifteen calendar day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).

As previously disclosed by the Company in Current Reports on Form 8-K filed with the SEC on December 7, 2010 (as amended), July 13, 2011, and September 21, 2011, the Company announced its intention to file an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and to restate its consolidated financial condition and results of operations as of and for the fiscal years ended June 30, 2010, 2009, and 2008 (the “Restatement”). As of the date of this Notice of Late Filing, the Company has not been able to file its Quarterly Reports on Form 10-Q for the periods ended September 30, 2010, December 31, 2010, and March 31, 2011, its Annual Report on Form 10-K for the fiscal year ended June 30, 2011, its Quarterly Reports on Form 10-Q for the periods ended September 30, 2011, December 31, 2011, and March 31, 2012, its Annual Report on Form 10-K for the fiscal year ended June 30, 2012, and its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (collectively, the “Delinquent Periodic Reports”).

As previously disclosed, on October 26, 2012, the Company and Talmer Bancorp, Inc., a Michigan corporation (the “Purchaser”) entered into an Asset Purchase Agreement (the “Purchase Agreement”). As contemplated by the Purchase Agreement, the Company filed a voluntary petition (the “Bankruptcy Filing”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on October 29, 2012. In connection with the bankruptcy proceeding, the Company and the Purchaser submitted an Amended and Restated Asset Purchase Agreement, dated as of December 14, 2012, by and among the Company and the Purchaser, concerning Purchaser’s proposed acquisition of First Place Bank (the “Amended Purchase Agreement”) for approval by the Bankruptcy Court. On December 14, 2012, the Bankruptcy Court entered an order approving and authorizing the Company to enter into the Amended Purchase Agreement.

As previously disclosed, on January 1, 2013, pursuant to the terms of the Amended Purchase Agreement, the Company completed the sale of substantially all of its assets, including all of the issued and outstanding shares of common stock of the Company’s wholly-owned subsidiaries, First Place Bank and First Place Holdings, Inc., and certain other assets held in the name of the Company but used in the business of First Place Bank, to the Purchaser.

As of the date of this filing, because the Company has sold substantially all of its assets in the above transaction, and because the Company has no plans to reorganize under the bankruptcy laws, the Company is unable to: (i) file the Restatement; or (ii) file its Delinquent Periodic Reports; or (iii) file the December 2012 Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Gifford	330	373-1221
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒ The Company has not filed its Delinquent Periodic Reports referenced in Part III above.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully discussed in Part III hereof, on January 1, 2013, the Company sold substantially all of its assets and has no plans to reorganize under the bankruptcy laws. As such, the Company is unable to file the Restatement, its Delinquent Periodic Reports, or its December 2012 Form 10-Q. Consequently, the Company is not able to quantify any significant change in the results of operations for the three months ended December 31, 2012, as compared with the three months ended December 31, 2011.

FIRST PLACE FINANCIAL CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2013	By:	/s/ David W. Gifford
David W. Gifford Chief Financial Officer